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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D




                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _______)*

                                PH Group Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  693318107
                  ------------------------------------------
                                (CUSIP Number)

                      Charles T. Sherman, PH Group Inc.
          2365 Scioto Harper Drive, Columbus, OH 43204 (614)276-4877
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 30, 1997
                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   693318107                           PAGE   2   OF   12   PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       St. Lawrence Hydraulics, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


          SC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan, United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            100,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        100,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       100,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 693318107

     ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, no par value (the "Common Stock"), of PH Group Inc. f/k/a Resource General Corporation, an Ohio corporation, whose principal executive offices are located at 2365 Scioto Harper Drive, Columbus, Ohio, 43204.

ITEM 2.  IDENTITY AND BACKGROUND.

     The following corporation became a reporting person under Section 13(d) of the Securities Exchange Act of 1934:


Name and State of Organization          Address of Principal Business and Office
--------------------------------------  ----------------------------------------
St. Lawrence Hydraulics, Inc.           12500 South Wayne Road
f/k/a St. Lawrence Press Company, Inc.  Romulus, Michigan 48174
Michigan, United States of America


     St. Lawrence Hydraulics, Inc. is in the business of repairing hydraulic presses. During the last five years, St. Lawrence Hydraulics, Inc. has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock was acquired by St. Lawrence Hydraulics, Inc. as partial consideration paid by PH Group Inc. pursuant to an Asset Purchase Agreement by and between PH Group Inc. and St. Lawrence Press Company, Inc., dated as of April 30, 1997 (the "Asset Purchase Agreement"), by which PH Group Inc. acquired certain assets and liabilities of St. Lawrence Hydraulics, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Stock was acquired as partial consideration for the sale of certain assets and liabilities of St. Lawrence Hydraulics, Inc. to PH Group Inc. Pursuant to the Asset Purchase Agreement, PH Group Inc. shall appoint a designee of St. Lawrence Hydraulics, Inc. as a non-voting consultant to the Board of Directors of PH Group Inc. to serve for four years. The designee is not a "director" as such term is defined by Ohio law, is not entitled to the rights of a director under Ohio law and is not entitled to receive any stock options under any stock option or other plan of PH Group Inc. The provisions of Section 7.11 of the Asset Purchase Agreement are hereby incorporated by reference.

                              Page 3 of 12 Pages

CUSIP NO. 693318107



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The beneficial owner, aggregate number and percentage of Common Stock beneficially owned by each person named in Item 2:



          Name                           Number of Shares  Percentage
          -----------------------------  ----------------  ----------
          St. Lawrence Hydraulics, Inc.     100,000         8.3 %

          Total                             100,000         8.3 %



     The percentage of Common Stock owned by St. Lawrence Hydraulics, Inc. set forth in the table above is based on 1,208,020 shares outstanding on April 30, 1997.

     The reporting person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock.

     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the reporting person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The provisions of Section 1.5.2 of the Asset Purchase Agreement are hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     7.1  Section 1.5.2 to the Asset Purchase Agreement dated
          April 30, 1997 between PH Group Inc. and St. Lawrence Press Company, Inc.

     7.2 Section 7.11 to the Asset Purchase Agreement dated April 30, 1997 between PH Group Inc. and St. Lawrence Press Company, Inc.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Signature                               Date
---------                               --------------

   /s/ Linda Rosbury, President
-------------------------------
St. Lawrence Hydraulics, Inc.           April 30, 1997
Linda Rosbury, President


                              Page 4 of 12 Pages

CUSIP NO. 693318107

                                                                    EXHIBIT 7.1

     1.5.2. STOCK COMPONENT. A portion of the Purchase Price shall be paid in accordance with this Section 1.5.2. At Closing, Buyer will deliver 100,000 Shares (the "Stock") to Seller. The certificates shall be in the name of Seller. Seller's ownership of the Stock shall be subject to the rights and restrictions affecting the Stock as provided herein and, solely in connection therewith, Seller shall deliver to Buyer as security for Seller's obligations contained in Section 6.4, the certificates evidencing the Stock, together with
(i) irrevocable stock powers for the Stock duly endorsed in blank, with Seller's signature guaranteed with a guaranteed medallion, and (ii) UCC 1 financing statements to evidence Buyer's security interest in the Stock for filing in the office of the Michigan Secretary of State and the office of the County Recorder for the county in which the Facility is located. Buyer shall deliver to Seller 25,000 of the Shares on each of the following release dates:
April 30, 1998, April 30, 1999, April 30, 2000 and April 30, 2001; provided, however, that in the event that Buyer has made a written claim for indemnity hereunder and the amount of such claim exceeds the amount of the Minimum Annual Contingent Earn Out together with any additional Contingent Earn Out the amount of which is determinable as of such dates, then Buyer may retain only the number of Shares which may be required to satisfy the amount of such indemnity claim, and the balance of such 25,000 Shares, if any, shall be delivered to Seller.

     1.5.2.1. RESTRICTION ON TRANSFER. Except as otherwise provided herein, no interest in the Stock may be given, sold, pledged, assigned, or otherwise transferred, voluntarily or involuntarily, to or owned or by any person or entity other than Seller. Further, Seller understands that the Stock delivered to Seller pursuant to Section 1.5.2 will not be registered under the Securities Act of 1933 (the "Securities Act") on the ground that such issuance would be exempt from registration under the Securities Act pursuant to Section 4(2) thereof and may only be sold pursuant to an effective registration statement or an exemption therefrom.

     1.5.2.2. LIMITED RIGHT TO TRANSFER. Subject to the provisions of applicable state and federal securities law, Seller may sell, transfer, dispose of or put (under Section 1.5.2.3) no more than 25,000 Shares of the Stock, in the aggregate, beginning on the first anniversary of the Closing Date. 25,000 additional Shares of the Stock, in the aggregate, may be sold, transferred, disposed of or put (under Section 1.5.2.3) on the second, third and fourth anniversaries of the Closing Date. Notwithstanding the foregoing, no more than 25,000 Shares of the Stock may be sold, transferred or disposed of in the aggregate, during any span of twelve months. For purposes of this Section 1.5.2.2, a put under Section 1.5.2.3 shall be considered a sale, transfer or disposal.

     1.5.2.3. PUT. Seller shall have four separate rights to require Buyer to redeem that number of Shares of Stock at the time and for the prices set forth below:


        Commencement Date            Number of Shares    Price           Total Price
----------------------------------   ----------------    -----           -----------
First Anniversary of Closing Date       25,000           $2.00/Share     $50,000.00
Second Anniversary of Closing Date      25,000           $3.00/Share     $75,000.00
Third Anniversary of Closing Date       25,000           $3.50/Share     $87,500.00
Fourth Anniversary of Closing Date      25,000           $4.00/Share     $100,000.00


                              Page 5 of 12 Pages

CUSIP NO. 693318107


     Each separate put under this Section 1.5.2.3 shall not vest and be exercisable until its commencement date as specified above, provided, however, Seller shall first be required to attempt to sell Shares in the market, in good faith and through one or more Market Makers, for a period of 90 days (the "Market Sales Period") before a put shall be exercisable with respect to that number of Shares and shall be required to complete the sale in the market if Seller can obtain an amount per share equal to the sum of the applicable put price and the amount of any reasonable sales commissions and selling expenses paid by Seller calculated on a per share basis (the "Minimum Per Share Price"). Seller shall not be required to complete a sale in the market at less than the applicable Minimum Per Share Price. Each respective put under this Section
1.5.2.3 shall expire and cease to be exercisable upon the commencement date of the succeeding put as specified above and the put commencing on the fourth anniversary of the Closing Date shall expire and cease to be exercisable on the fifth anniversary of the Closing Date. Provided, however, if Seller notifies Buyer in writing prior to the expiration of an applicable put that Shares have been placed for sale in accordance with the provisions of this Section, such put shall not expire until the end of the Market Sales Period for such Shares so that, in the event Seller is unable to obtain the Minimum Per Share Price during such Market Sales Period, Seller may put such Shares to Buyer and Buyer shall be required to redeem such Shares as provided herein. Further, the exercise period for a particular put shall be extended if, under the terms of the Subordination Agreement between Buyer, Seller and Star Bank, N.A. dated April 28, 1997, Seller, after exercising a particular put, is precluded from receiving put payments. The extension of a particular put shall continue for a period equal to the number of days such preclusion was in effect.

     Each separate put under this Section 1.5.2.3 (i) may only be exercised by delivery of written notice thereof to the President of Buyer on or before its expiration date; and (ii) may be exercised as to less than 25,000 Shares of the Stock in which case such put shall lapse and cease to be exercisable with respect to any of such remaining 25,000 Shares of Stock. Within 21 days of receipt by Buyer of Share certificates evidencing such number of Shares of Stock as to which a put hereunder is being exercised, Buyer shall deliver to Seller a check for the total price of the put so exercised. Share certificates delivered to Seller under this Section 1.5.2.3 shall be accompanied by stock powers duly endorsed to Buyer, with Seller's signature guaranteed with a guaranteed medallion.

     1.5.2.4. PIGGY BACK REGISTRATION RIGHTS. Seller will have such registration rights relating to the Stock as are specified in Exhibit 1.5.2.4.

     1.5.2.5. ASSISTANCE WITH RESALES. Buyer will provide reasonable assistance to Seller in connection with any resales of the Stock issued in connection with this Agreement at no cost to Seller, including, but not limited to, providing any required legal opinion that the resale complies with applicable securities laws (provided Seller, at its expense, demonstrates to Buyer's counsel's reasonable satisfaction that any such sale does in fact comply with applicable securities laws) and that such resale is otherwise proper, or such other opinion or information that may be required by the Transfer Agent, assisting in filing any forms required by applicable federal and

                              Page 6 of 12 Pages

CUSIP NO. 693318107

state securities laws, including Forms 3, 4 and 5 and Schedule 13D, and taking such other actions as may be reasonably required to effectuate the resale.
The parties understand that Buyer shall not be responsible for the preparation of any such Forms 3, 4 or 5 or Schedule 13D.


                              Page 7 of 12 Pages

CUSIP NO. 693318107

                                EXHIBIT 1.5.2.4



                 1.5.2.4.1. PIGGY BACK REGISTRATION RIGHTS. If between the first anniversary and the fifth anniversary of the Closing Date (the "Piggy Back Period") the Buyer proposes to register any of its Shares under the federal securities laws (other than a registration (i) on Form S-8 or S-4 or any successor or similar forms, (ii) relating to Shares issuable upon exercise of employee share options or in connection with any employee benefit or similar plan of the Buyer, (iii) solely in connection with a direct or indirect acquisition by the Buyer of another company, or (iv) a rights offering made to all holders of Shares, it will (provided Seller at such time is still the owner of record of Shares of the Stock) give prompt written notice at least 20 days prior to the anticipated filing date of the registration statement relating to such registration to the Seller, which notice shall offer the Seller the opportunity to include in such registration statement such number of Shares of Stock as the Seller may request subject to the limitations as to number set forth below (a "Registration"). Such notice shall also specify the number of Shares to be registered by the Buyer and an estimate of the Registration Expenses. Seller and Buyer understand that Seller's rights shall only apply to Registrations conducted by the Buyer during the Piggy Back period, if any, and only to the Shares of Stock issued by the Buyer under Section 1.5.2 of the Agreement. Upon the written request of the Seller made within 10 days after the receipt of notice from the Buyer (which request shall specify the number of Shares of Stock intended to be disposed of by the Seller), the Buyer will use reasonable efforts to effect the Registration under the securities laws of all Shares of Stock which the Buyer has been so requested to register by the Seller; provided that (A) if such Registration involves a public offering, the Seller must sell its Shares to the underwriters on the same terms and conditions as apply to the Buyer, and (B) if, at any time after giving written notice of its intention to register any Shares pursuant to this Section
1.5.2.4.1 and prior to the effect date of the registration statement filed in connection with such Registration, the Buyer shall determine for any reason not to register such Shares, the Buyer shall give written notice to the Seller and, thereupon, shall be relieved of its obligation to register any Shares of Stock in connection with such Registration. In the event the number of Shares to be registered by Seller are equal to or exceed twenty per cent (20%) of the total number of Shares to be included in a Registration, Seller shall pay its pro rata share of all Registration Expenses within 15 days of written request by the Buyer and whether or not the Registration takes place; otherwise, Seller shall pay only its pro rata share of the underwriting discount on the shares of Seller sold in the offering, and the Buyer shall pay all other Registration Expenses.

                 1.5.2.4.2. MAXIMUM AMOUNT OF OFFERING. If a Registration pursuant to Section 1.5.2.4.1 involves a public offering and the managing underwriter advises the Buyer that, in its view, the number of Shares that the Buyer and the Seller intend to include in such Registration exceeds the maximum offering size, the Buyer will include in such Registration, in the following priority, only that number of Shares such that the number of Shares registered does not exceed the maximum offering size:

                 (i) first, so much of the Shares proposed to be registered by the Buyer as would not cause the offering to exceed the maximum offering size; and



                             Page 8 of 12 Pages

CUSIP NO. 693318107

                                EXHIBIT 1.5.2.4



                 (ii) second, so much of the Shares of Stock requested to be included in such Registration by the Seller pursuant to Section 1.5.2.4.1.

                 1.5.2.4.3. HOLDBACK AGREEMENTS. The Seller agrees not to effect any public sale of any Shares of Stock (other than as part of such public offering) during the 14 days prior to the effective date of any registration statement in connection with a public offering (except as part of such registration) or during the period after such effective date equal to the lesser of (i) 180 days or (ii) such shorter period as the Buyer and the managing underwriter agree (but not less than 90 days).

                 1.5.2.4.4. REGISTRATION PROCEDURES. Whenever the Seller requests that any Shares of Stock be registered pursuant to Section 1.5.2.4.1, the Buyer will, subject to the provisions of such Section, use reasonable efforts to effect the registration and the sale of such Shares of Stock in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such request:

                 (i) The Buyer will use reasonable efforts to prepare and file with the SEC a registration statement on any form for which the Buyer then qualifies or which counsel for the Buyer shall deem appropriate and which form shall be available for the sale of the Shares of Stock to be registered thereunder in accordance with the intended method of distribution thereof, and use reasonable efforts to cause such filed registration statement to become and remain effective for a period of not less than 90 days.

                 (ii) The Buyer will, if requested, prior to filing a registration statement or prospectus or any amendment or supplement thereto, furnish to the Seller and each underwriter, if any, of the Shares of Stock covered by such registration statement copies of such registration statement as proposed to be filed, and thereafter the Buyer will furnish to the Seller and underwriter, if any, such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as the Seller or underwriter may reasonably request in order to facilitate the disposition of the Shares of Stock owned by the Seller.

                 (iii) After the filing of the registration statement, the Buyer will promptly notify the Seller in writing of any stop order or cease trade order issued or threatened by the SEC and take all reasonable actions required to prevent the entry of such stop order or cease trade order


                             Page 9 of 12 Pages

CUSIP NO. 693318107

                                EXHIBIT 1.5.2.4



                          or to remove or revoke it if entered.

                 (iv) The Buyer will use reasonable efforts to register or qualify the Shares of Stock covered by such registration statement under such other securities or blue sky laws of such jurisdictions in the United States as the Buyer (in light of its intended plan of distribution) reasonably deems appropriate.

                 (v) The Buyer will immediately notify the Seller in writing, at any time when a prospectus relating thereto is required to be delivered under the securities laws, of the occurrence of any event requiring the preparation of a supplemental or amendment to such prospectus so that such prospectus will contain full, true and plan disclosure of all material facts relating to the securities covered thereby and will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made and promptly prepare and make available to the Seller any such supplement or amendment.

                 (vi) The Buyer will otherwise comply with all applicable rules and regulations of the SEC, including, without limitation, making available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effect date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

                 (vii) The Buyer may require the Seller to prompt furnish in writing to the Buyer such information regarding the distribution of the Shares of Stock as the Buyer may from time to time reasonably request and such other information as may be legally required in connection with such Registration.

                 (viii) The Seller agrees that, upon receipt of any notice from the Buyer of the happening of any event of the kind described in Section 1.5.2.4.4(v), the Seller will forthwith discontinue disposition of Shares of Stock pursuant to the registration statement covering the Shares of Stock until the Seller's receipt of the copies of the supplemented or amended prospectus contemplated by Section 1.5.2.4.4(v), and, if so directed by the Buyer, the Seller will deliver to the Buyer all copies, other than any permanent file copies then in the Seller's possession, of

                             Page 10 of 12 Pages

CUSIP NO. 693318107

                                EXHIBIT 1.5.2.4


                          the most recent prospectus covering such Shares of Stock at the time of receipt of such notice.

                 1.5.2.4.5. INDEMNIFICATION BY THE BUYER. The Buyer agrees to indemnify and hold harmless the Seller, its officers, directors and agents, and each person, if any, who controls the Seller within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including those resulting from any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange, any other competent authority or by any third party) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Shares of Stock (as amended or supplemented if the Buyer shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Buyer by the Seller or on the Seller's behalf expressly for use therein; provided that the Buyer shall not be liable for any untrue statement or omission contained in a preliminary prospectus which untrue statement or omission was corrected in a final prospectus or supplement which was furnished to the Seller and offerees of the Shares.

                 1.5.2.4.6. INDEMNIFICATION BY THE SELLER. The Seller agrees to indemnify and hold harmless the Buyer, its officers, directors and agents and each person, if any, who controls the Buyer within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Buyer to the Seller, but only with respect to information furnished in writing by the Seller or on the Seller's behalf expressly for use in any registration statement or prospectus relating to the Shares of Stock, or any amendment or supplement thereto, or any preliminary prospectus. The Seller also agrees to indemnify and hold harmless underwriters (other than in respect of loss of profit or information relating to the underwriters) of the Shares of Stock, their officers, directors, employees and agents and each person who controls such underwriters on substantially the same basis as that of the indemnification of the Buyer provided in this section. As a condition to including Shares of Stock in any registration statement filed in accordance with Section 1.5.2.4.4 hereof, the Buyer may require that it shall have received an undertaking reasonably satisfactory to it from any underwriter to indemnify and hold it harmless to the extent customarily provided by underwriters with respect to similar securities.

                 1.5.2.4.7. PARTICIPATION IN PUBLIC OFFERING. The Seller may not participate in any public offering hereunder unless the Seller (a) agrees to sell its securities on the basis provided in any underwriting arrangements approved by the Buyer, (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and the provisions of this Agreement in respect of registration rights, and (c) pays its pro rata share of all Registration Expenses.




                             Page 11 of 12 Pages

CUSIP NO. 693318107
                                                                   EXHIBIT 7.2


     7.11. REPRESENTATION ON THE BOARD OF DIRECTORS OF BUYER. Buyer shall appoint Seller's designee as a non voting consultant to the Board of Directors of Buyer to serve until the fourth anniversary of the Closing. Seller understands that such individual shall not be a "director" of Buyer as such term is defined by Ohio law and will not be entitled to the rights of a director under Ohio law nor will such individual be entitled to receive any stock options under any stock option or other plan of the Company. Such individual will receive notice of and have the right to attend and participate in every regular and special meeting of the Board of Directors of Buyer occurring before the fourth anniversary of the Closing Date. Such individual will be paid a fee of $500 for attendance at each meeting and will be reimbursed for all reasonable travel expenses to attend the meeting which expenses shall not exceed $150.

                             Page 12 of 12 Pages